UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

Report on Form 6-K for the quarter ended September 30, 2013

As used in this quarterly report on Form 6-K (this “Quarterly Report”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and the unaudited condensed consolidated financial statements in this Quarterly Report should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 28, 2013 (our “2012 Annual Report”). We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenues
Contract drilling	$193,240	$171,986	$545,028	$446,160
Costs and expenses
Contract drilling	(82,719)	(96,190)	(246,641)	(244,564)
General and administrative expenses	(13,080)	(10,506)	(35,658)	(33,750)
Depreciation expense	(36,646)	(36,129)	(109,752)	(91,235)

	(132,445)	(142,825)	(392,051)	(369,549)
Loss of hire insurance recovery	—	—	—	23,671

Operating income	60,795	29,161	152,977	100,282
Other income (expense)
Costs on interest rate swap termination	—	—	(38,184)	—
Interest expense, other	(23,797)	(26,992)	(68,257)	(71,938)

Total interest expense	(23,797)	(26,992)	(106,441)	(71,938)
Costs on extinguishment of debt	—	—	(28,428)	—
Other income (expense)	(842)	35	(946)	3,859

Income before income taxes	36,156	2,204	17,162	32,203
Income tax expense	(5,829)	(4,180)	(17,350)	(14,679)

Net income (loss)	$30,327	$(1,976)	$(188)	$17,524

Earnings (loss) per common share, basic (Note 9)	$0.14	$(0.01)	$—	$0.08

Weighted average number of common shares, basic (Note 9)	216,968,926	216,902,000	216,943,661	216,900,665

Earnings (loss) per common share, diluted (Note 9)	$0.14	$(0.01)	$—	$0.08

Weighted average number of common shares, diluted (Note 9)	217,157,152	216,902,000	216,943,661	216,902,566

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income (loss)	$30,327	$(1,976)	$(188)	$17,524
Other comprehensive income (loss):
Unrecognized loss on derivative instruments	(7,583)	(8,519)	(479)	(23,185)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 6)	1,185	5,763	46,535	12,147

Total other comprehensive income (loss)	(6,398)	(2,756)	46,056	(11,038)

Total comprehensive income (loss)	$23,929	$(4,732)	$45,868	$6,486

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	September 30,	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$133,888	$605,921
Restricted cash	—	47,444
Accounts receivable	131,252	152,299
Materials and supplies	59,381	49,626
Deferred financing costs	14,743	17,707
Current portion of deferred mobilization costs	41,197	37,519
Prepaid expenses and other current assets	15,170	13,930

Total current assets	395,631	924,446

Property and equipment, net	4,440,992	3,760,421
Restricted cash	—	124,740
Deferred financing costs	57,066	32,157
Other assets	37,707	52,164

Total assets	$4,931,396	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$36,505	$30,230
Accrued expenses	58,957	39,345
Current portion of long-term debt	7,500	218,750
Accrued interest	32,234	29,594
Derivative liabilities, current	3,620	17,995
Current portion of deferred revenue	70,898	66,142

Total current liabilities	209,714	402,056

Long-term debt, net of current maturities	2,285,905	2,034,958
Deferred revenue	67,209	97,014
Other long-term liabilities	488	44,652

Total long-term liabilities	2,353,602	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 217,002,361 and 216,902,000 shares outstanding as of September 30, 2013 and December 31, 2012, respectively	2,170	2,169
Additional paid-in capital	2,356,507	2,349,544
Accumulated other comprehensive loss	(12,360)	(58,416)
Retained earnings	21,763	21,951

Total shareholders’ equity	2,368,080	2,315,248

Total liabilities and shareholders’ equity	$4,931,396	$4,893,928

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts) (unaudited)

	Common shares		Treasury	Additional paid-in	Accumulated other comprehensive	Retained	Total shareholders’
	Shares	Amount	Shares	capital	loss	earnings	equity
Balance at December 31, 2012	216,902,000	$2,169	7,198,000	$2,349,544	$(58,416)	$21,951	$2,315,248
Shares issued under share-based compensation plan	100,361	1	(100,361)	(1)	—	—	—
Share-based compensation	—	—	—	6,964	—	—	6,964
Other comprehensive income	—	—	—	—	46,056	—	46,056
Net loss	—	—	—	—	—	(188)	(188)

Balance at September 30, 2013	217,002,361	$2,170	7,097,639	$2,356,507	$(12,360)	$21,763	$2,368,080

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Nine Months Ended September 30,
	2013	2012
Cash flow from operating activities:
Net income (loss)	$(188)	$17,524
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	109,752	91,235
Amortization of deferred revenue	(52,336)	(69,219)
Amortization of deferred mobilization costs	29,147	52,033
Amortization of deferred financing costs	8,319	10,236
Amortization of debt discount	252	—
Write-off of unamortized deferred financing costs	27,644	—
Costs on interest rate swap termination	38,184	—
Deferred income taxes	(2,505)	2,451
Share-based compensation expense	6,964	3,880
Changes in operating assets and liabilities:
Accounts receivable	21,047	(72,128)
Materials and supplies	(9,755)	(5,687)
Prepaid expenses and other assets	(11,892)	(77,956)
Accounts payable and accrued expenses	1,664	28,221
Deferred revenue	27,287	152,260

Net cash provided by operating activities	193,584	132,850

Cash flow from investing activities:
Capital expenditures	(772,249)	(344,128)
Decrease in restricted cash	172,184	73,890

Net cash used in investing activities	(600,065)	(270,238)

Cash flow from financing activities:
Proceeds from long-term debt	1,497,250	300,000
Payments on long-term debt	(1,458,125)	(109,375)
Payment for costs on interest rate swap termination	(41,993)	—
Deferred financing costs	(62,684)	(7,003)

Net cash provided by (used in) financing activities	(65,552)	183,622

Increase (decrease) in cash and cash equivalents	(472,033)	46,234
Cash and cash equivalents, beginning of period	605,921	107,278

Cash and cash equivalents, end of period	$133,888	$153,512

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of September 30, 2013, we were operating four drillships under client contract, have one drillship mobilizing to begin its drilling operations under client contract and have three drillships under construction at Samsung Heavy Industries (“SHI”), one of which is under client contract.

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2012.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We eliminate all intercompany transactions and balances in consolidation.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and nine months ended September 30, 2013, we incurred fees of $2.7 million and $7.1 million, respectively, under the marketing and logistic services agreements. During the three and nine months ended September 30, 2012, we incurred fees of $2.6 million and $5.4 million, respectively, under the marketing and logistic services agreements.

Recently Issued Accounting Standards

Presentation of Comprehensive Income — In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Balance Sheet Offsetting — In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 3 — Property and Equipment

Property and equipment consists of the following as of:

	September 30,	December 31,
	2013	2012
	(in thousands)
Drillships and related equipment	$4,680,559	$3,892,623
Other property and equipment	8,915	7,025

Property and equipment, cost	4,689,474	3,899,648
Accumulated depreciation	(248,482)	(139,227)

Property and equipment, net	$4,440,992	$3,760,421

On March 15, 2011, we entered into two contracts with SHI for the construction of the Pacific Khamsin and the Pacific Sharav. The Pacific Khamsin was delivered to us in the third quarter of 2013 and the Pacific Sharav is expected to be delivered to us at the shipyard at the end of the first quarter of 2014. On March 16, 2012 and January 25, 2013, we entered into additional contracts for the construction of the Pacific Meltem and the Pacific Zonda, which are expected to be delivered to us at the shipyard in the second quarter of 2014 and the first quarter of 2015, respectively.

The SHI contracts for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of approximately $403.3 million through September 30, 2013. With respect to these vessels, we anticipate making payments of approximately $25.9 million during the remainder of 2013, approximately $756.3 million in 2014 and approximately $336.4 million in 2015.

During the three and nine months ended September 30, 2013, we capitalized interest costs of $20.2 million and $59.3 million, respectively, on assets under construction. During the three and nine months ended September 30, 2012, we capitalized interest costs of $6.7 million and $23.4 million, respectively, on assets under construction.

Note 4 — Debt

A summary of debt is as follows:

	September 30,	December 31,
	2013	2012
	(in thousands)
Due within one year:
Project Facilities Agreement	$—	$218,750
2018 Senior Secured Term Loan B	7,500	—

Total current debt	7,500	218,750
Long-term debt:
Project Facilities Agreement	$—	$1,237,500
2015 Senior Unsecured Bonds	300,000	300,000
2017 Senior Secured Bonds	497,778	497,458
Senior Secured Credit Facility	1,000	—
2020 Senior Secured Notes	750,000	—
2018 Senior Secured Term Loan B	737,127	—

Total long-term debt	2,285,905	2,034,958

Total debt	$2,293,405	$2,253,708

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Project Facilities Agreement and Temporary Import Bond Facilities (Terminated)

Project Facilities Agreement

On September 9, 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd., and Pacific Drilling Limited, as the guarantor, entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Project Facilities Agreement” or “PFA”). The PFA included a term loan with respect to each of the four vessels. During 2010 and 2011, we cumulatively borrowed $1.725 billion under the PFA Term Loans.

Borrowings under the PFA bore interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 3% to 4% per annum and were due to mature on October 31, 2015.

Temporary Import Bond Facilities

For each of our vessels operating in Nigeria, local regulations require us to either (i) permanently import the vessel into Nigeria and pay import duties or (ii) apply for a Temporary Importation (“TI”) permit and put up a bond in favor of the Nigeria Customs Service for the value of the import duties.

On April 19, 2012, we entered into a Letter of Credit Facility and Guaranty Agreement for both the Pacific Bora and the Pacific Scirocco (collectively, the “TI Facilities”). Under the TI Facilities, we issued letters of credit (to support the required bonds) in an amount equal to the value of the import duties for the Pacific Bora and Pacific Scirocco.

PFA and TI Facilities Refinancing

On June 3, 2013, we completed a private placement of 2020 Senior Secured Notes (as defined below) and entered into a Senior Secured Term Loan B (as defined below). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B were used to repay existing borrowings under the Project Facilities Agreement, after which the PFA was terminated and all related collateral released (the “PFA Refinancing”). In addition, in connection with the PFA Refinancing and in accordance with the terms of the Senior Secured Revolving Credit Facility (as defined below), the TI Facilities were also terminated and the letters of credit then outstanding under the TI Facilities were deemed to be automatically re-issued under the Senior Secured Revolving Credit Facility. In connection with the PFA Refinancing, we recognized $28.4 million in costs on extinguishment of debt in our statement of operations for the three and nine months ended September 30, 2013, of which $27.6 million was a non-cash write off of unamortized deferred financing costs as reflected in our statement of cash flows.

During the three and nine months ended September 30, 2013, we incurred $0 and $19.6 million of interest expense on the PFA, respectively. During the three and nine months ended September 30, 2012, we incurred $15.8 million and $49.7 million, respectively, of interest expense on the PFA, of which $0 and $8.7 million, respectively, was recorded to property and equipment as capitalized interest.

2015 Senior Unsecured Bonds

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”) to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

During the three and nine months ended September 30, 2013, we incurred $6.2 million and $18.6 million, respectively, of interest expense on the 2015 Senior Unsecured Bonds, of which $6.2 million and $18.3 million, respectively, was recorded to property and equipment as capitalized interest. During the three and nine months ended September 30, 2012, we incurred $6.2 million and $14.9 million, respectively, of interest expense on the 2015 Senior Unsecured Bonds, of which $6.2 million and $11.3 million, respectively, was recorded to property and equipment as capitalized interest.

As of September 30, 2013, we were in compliance with all 2015 Senior Unsecured Bonds covenants.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured notes due 2017 to eligible purchasers (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes are fully and unconditionally guaranteed by Pacific Drilling S.A. on a senior unsecured basis. The 2017 Senior Secured Notes constituted a new series of debt securities under an indenture dated as of November 28, 2012, among PDV, the Company and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.

During the three and nine months ended September 30, 2013, we incurred and capitalized interest expense of $9.1 million and $27.5 million on the 2017 Senior Secured Notes, respectively. We did not incur interest expense on the 2017 Senior Secured Notes during the three and nine months ended September 30, 2012.

As of September 30, 2013, we were in compliance with all 2017 Senior Secured Notes covenants.

Senior Secured Credit Facility Agreement

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”), and the Company, as guarantor (together with the SSCF Borrowers, the “Borrowing Group”), entered into a senior secured credit facility agreement (the “Original Senior Secured Credit Facility Agreement” or the “Original SSCF”) with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”).

On September 13, 2013, the Borrowing Group entered into Amendment No. 1 to the Original Senior Secured Credit Facility Agreement, which amended and restated the Original Senior Secured Credit Facility (such amendment and restatement the “Senior Secured Credit Facility Agreement” or the “SSCF”). The SSCF includes a term loan (the “SSCF Term Loan”) which consists of two principal tranches, one of which is divided into two sub-tranches: (i) a tranche of $500 million provided by a syndicate of commercial banks (the “Commercial Tranche”) and (ii) the GIEK Tranche (as defined below), comprised of (x) the EKN Sub-Tranche (as defined below) and (y) the Bank Sub-Tranche (as defined below). The SSCF Term Loan will become available upon the satisfaction of customary conditions precedent, as described therein.

The Original SSCF was amended by, among other things, (i) splitting the tranche of $500 million guaranteed by the Norwegian Guarantee Institute for Export Credits (previously held solely by Eksportkreditt Norge AS (“EKN”)) into (x) a $250 million tranche held by EKN (the “EKN Sub-Tranche”), available solely to finance costs associated with the construction of the Pacific Meltem and (y) a $250 million tranche held by commercial lenders (the “Bank Sub-Tranche” and together with the EKN Sub-Tranche, the “GIEK Tranche”) available solely to finance costs associated with the construction of the Pacific Sharav and (ii) reducing the margin on the GIEK Tranche from 1.50% to 1.25%.

The table below summarizes the composition of the SSCF, following the amendment:

	Amount	Finance Purpose
	(in thousands)
Commercial Tranche	$500,000	The Pacific Sharav and the Pacific Meltem
GIEK Tranche:
EKN Sub-Tranche	$250,000	The Pacific Meltem
Bank Sub-Tranche	250,000	The Pacific Sharav

Total	$1,000,000

Prior to delivery of each SSCF Vessel, the SSCF is primarily secured on a first priority basis by liens on the construction contracts and refund guarantees for the SSCF Vessels and a pledge of the equity of each of the SSCF Borrowers. Upon delivery of each SSCF Vessel, the SSCF is primarily secured on a first priority basis by liens on the vessels and by an assignment of earnings and insurance proceeds relating thereto.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Borrowings under the Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the EKN Sub-Tranche bear interest, at the SSCF Borrower’s option, at (i) LIBOR plus a margin of 1.25% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%. Borrowings under the Bank Sub-Tranche bear interest at LIBOR plus a margin of 1.25%. Borrowings under both sub-tranches will also be subject to a guarantee fee of 2% per annum (the “SSCF GIEK Premium”). Undrawn commitments for the SSCF Term Loan bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the GIEK Tranche bears a commitment fee equal to 40% of the SSCF GIEK Premium. Interest is payable quarterly.

The Commercial Tranche matures on the earlier of (i) five years following the delivery of the second vessel under the SSCF and (ii) May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF Term Loan are calculated on a 12-year repayment schedule and must be made every six months following the delivery of the relevant vessel.

During the three and nine months ended September 30, 2013, we incurred and capitalized interest expense, including guarantee and commitment fees, of $3.6 million and $8.7 million on the SSCF, respectively. We did not incur interest expense on the SSCF during the three and nine months ended September 30, 2012.

As of September 30, 2013, we were in compliance with all SSCF covenants.

Project Facilities Agreement Refinancing Transactions

On June 3, 2013, we completed three related but distinct financing transactions totaling $2 billion. As described more fully below, the transactions included (i) $750 million in 5.375% senior secured notes due 2020, (ii) a $750 million senior secured institutional term loan with a 2018 maturity and (iii) a $500 million senior secured revolving credit facility also maturing in 2018. A portion of the net proceeds from the senior secured notes and the senior secured institutional term loan were used to fully repay the outstanding borrowings under the Project Facilities Agreement. In connection with the refinancing and termination of the PFA, we also terminated the TI Facilities. The senior secured revolving credit facility provides up to $200 million in future incremental funding intended for general corporate purposes, including working capital requirements, and the balance of $300 million is provided for the issuance of letters of credit, primarily anticipated to be used as credit support for the temporary importation bonds issued for our vessels working in Nigeria as a functional replacement to the TI Facilities.

2020 Senior Secured Notes

On June 3, 2013, we completed a private placement of $750 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020 (the “2020 Senior Secured Notes”) to eligible purchasers. The net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B (as defined below) were used to repay existing borrowings under the PFA, after which the PFA was terminated and all related collateral released. The 2020 Senior Secured Notes are guaranteed by each subsidiary of the Company that owns the Pacific Bora, the Pacific Mistral, the Pacific Scirocco or the Pacific Santa Ana (the “Shared Collateral Vessels”), each subsidiary that owns equity in a Shared Collateral Vessel-owning subsidiary, certain other subsidiaries that are parties to charters in respect of the Shared Collateral Vessels and in the future will be guaranteed by certain other future subsidiaries. The 2020 Senior Secured Notes constituted a new series of debt securities under an indenture dated June 3, 2013 (the “Indenture”), among the Company, the guarantors party thereto (the “Guarantors”) and Deutsche Bank Trust Company Americas, as Trustee. The Indenture allows for the issuance of up to $100 million of additional notes provided no default is continuing and the Company is otherwise in compliance with all applicable covenants.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the Senior Secured Revolving Credit Facility (as defined below) and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the Senior Secured Revolving Credit Facility (as defined below) pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, commencing on December 1, 2013, and mature on June 1, 2020.

During the three and nine months ended September 30, 2013, we incurred $10.1 million and $13.2 million of interest expense on the 2020 Senior Secured Notes, respectively. We did not incur interest expense on the 2020 Senior Secured Notes during the three and nine months ended September 30, 2012.

As of September 30, 2013, we were in compliance with all 2020 Senior Secured Notes covenants.

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, the Company entered into a $750 million senior secured institutional term loan (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

The Senior Secured Term Loan B was issued at 99.5% of its face value and will bear interest, at the Company’s election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin of 2.5% per annum. Interest is payable quarterly.

The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.

During the three and nine months ended September 30, 2013, we incurred $8.8 million and $11.5 million of interest expense on the Senior Secured Term Loan B, respectively. We did not incur interest expense on the Senior Secured Term Loan B during the three and nine months ended September 30, 2012.

The Senior Secured Term Loan B also has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.

As of September 30, 2013, we were in compliance with all Senior Secured Term Loan B covenants.

Senior Secured Revolving Credit Facility

On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500 million (the “Senior Secured Revolving Credit Facility”). The Senior Secured Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.

Borrowings under the Senior Secured Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin ranging from 1.5% to 2.25% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.7% to 1% per annum based on the Company’s leverage ratio. Interest is payable quarterly.

The Senior Secured Revolving Credit Facility permits loans to be extended thereunder up to a maximum sublimit of $200 million and permits letters of credit to be issued thereunder up to a maximum sublimit of $300 million. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The Senior Secured Revolving Credit Facility has a maturity date of June 3, 2018.

On June 3, 2013, approximately $196.9 million of letters of credit were issued under the Senior Secured Revolving Credit Facility as credit support for temporary import bonds issued in favor of the Government of Nigeria Customs Service for the Pacific Bora by Citibank Nigeria and the Pacific Scirocco by Citibank Nigeria and Standard Charter Bank Nigeria.

As of September 30, 2013, no amounts have been drawn under the Senior Secured Revolving Credit Facility. During the three and nine months ended September 30, 2013, we incurred $1.9 million and $2.5 million, respectively, of interest expense on the Senior Secured Revolving Credit Facility. We did not incur interest expense on the Senior Secured Revolving Credit Facility during the three and nine months ended September 30, 2012.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

As of September 30, 2013, we were in compliance with all Senior Secured Revolving Credit Facility covenants.

Note 5 — Share-Based Compensation

During the three and nine months ended September 30, 2013, we recorded share-based compensation expense of $1.9 million and $5.5 million in general and administrative expenses in our consolidated statements of operations, respectively. During the three and nine months ended September 30, 2013, we recorded share-based compensation expense of $0.6 million and $1.5 million in contract drilling costs in our consolidated statements of operations, respectively. During the three and nine months ended September 30, 2012, we recorded share-based compensation expense of $1.5 million and $3.9 million in general and administrative expenses in our consolidated statements of operations, respectively. During the three and nine months ended September 30, 2012, we did not incur share-based compensation expense in contract drilling costs in our consolidated statements of operations.

Stock Options

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not solely provide a reasonable basis for estimating volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on the volatility of the Company’s traded share price and the implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group. Additionally, given the lack of historical data available, the expected terms of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. Options granted by the Company generally vest 25% annually over four years, have a 10-year contractual term and will be settled in shares of our stock. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

During the nine months ended September 30, 2013, the fair value of the options granted was calculated using the following weighted average assumptions:

2013 Stock Options
Expected volatility	47.3%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.15%

A summary of option activity as of and for the nine months ended September 30, 2013 is as follows:

	Number of shares under option	Weighted- average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding — January 1, 2013	3,975,638	$10.04
Granted	1,359,340	9.58
Exercised	—	—
Cancelled or forfeited	(21,838)	10.00

Outstanding — September 30, 2013	5,313,140	$9.91	7.9	$6,198
Exercisable — September 30, 2013	2,111,508	$10.01	6.9	$2,257

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2013 was $4.46. As of September 30, 2013, total compensation costs related to nonvested option awards not yet recognized is $11.7 million and is expected to be recognized over a weighted average period of 2.6 years.

Restricted Stock Units

A summary of restricted stock units activity as of and for the nine months ended September 30, 2013 is as follows:

	Number of restricted stock units	Weighted- average grant- date fair value (per share)
Nonvested — January 1, 2013	289,688	$10.07
Granted	955,060	9.85
Vested	(134,990)	10.16
Cancelled or forfeited	(59,688)	10.03

Nonvested — September 30, 2013	1,050,070	$9.86

Restricted stock units granted by the Company will be settled in shares of our stock and generally vest over a period of two to four years. As of September 30, 2013, total compensation costs related to nonvested restricted stock units not yet recognized is $8 million and is expected to be recognized over a weighted average period of 2.5 years.

Note 6 — Derivatives

We are currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

We entered into four interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA (the “PFA Interest Rate Swaps”). In connection with the PFA Refinancing, on May 28, 2013, we paid $42 million to terminate the PFA Interest Rate Swaps and their related liabilities (the “PFA Interest Rate Swap Termination”). The Company made an accounting policy election to present the payment for the PFA Interest Rate Swap Termination as a financing activity within our statement of cash flows. As a result of the PFA Interest Rate Swap Termination, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.

On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of July 1, 2014. The interest rate swap has a notional value of $400 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of September 30, 2013 and December 31, 2012:

Derivatives designated as hedging instruments	Balance sheet location	September 30, 2013	December 31, 2012
		(in thousands)
Long-term—Interest rate swaps	Other assets	$5,212	$—
Short-term—Interest rate swaps	Derivative liabilities, current	(3,620)	(17,017)
Long-term—Interest rate swaps	Other long-term liabilities	(488)	(27,437)

Total		$1,104	$(44,454)

On December 28, 2012, management de-designated a portion of PFA Interest Rate Swaps from hedge accounting due to the change in payment frequency of principal under an amendment to the PFA. Subsequent to de-designation, we accounted for the de-designated portion of the interest rate swaps on a mark-to-market basis, with both realized and unrealized gains and losses on the de-designated portion recorded currently in earnings in interest expense in our consolidated statements of operations through the date of the PFA Interest Rate Swap Termination. The table below provides data about the fair values of derivatives that are not designated as hedge instruments as of September 30, 2013 and December 31, 2012:

Derivatives not designated as hedging instruments	Balance sheet location	September 30, 2013	December 31, 2012
		(in thousands)
Short-term—Interest rate swaps	Derivative liabilities, current	$—	$(978)
Long-term—Interest rate swaps	Other long-term liabilities	—	(1,574)

Total		$—	$(2,552)

The following table summarizes the cash flow hedge gains and losses for the three months ended September 30, 2013 and 2012:

Derivatives in cash flow hedging relationships	Amount of loss recognized in equity for the three months ended September 30,		Amount of loss reclassified from equity into income for the three months ended September 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the three months ended September 30,
	2013	2012	2013	2012	2013	2012
	(in thousands)
Interest rate swaps	$(6,398)	$(2,756)	$1,185	$5,763	$—	$—

The following table summarizes the cash flow hedge gains and losses for the nine months ended September 30, 2013 and 2012:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in equity for the nine months ended September 30,		Amount of loss reclassified from equity into income for the nine months ended September 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the nine months ended September 30,
	2013	2012	2013	2012	2013	2012
	(in thousands)
Interest rate swaps	$46,056	$(11,038)	$46,535	$12,147	$—	$—

As of September 30, 2013, the estimated amount of net losses associated with derivative instruments that would be reclassified to earnings during the next twelve months is $4.3 million. During the three and nine months ended September 30, 2013, we reclassified $1 million and $46 million to interest expense and $0.2 million and $0.5 million to depreciation from accumulated other comprehensive income, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 7 — Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of September 30, 2013 and December 31, 2012. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. The estimated fair value of our SSCF debt approximates carrying value because the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	September 30,		December 31,
	2013		2012
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(in thousands)
2015 Senior Unsecured Bonds	$300,000	$315,000	$300,000	$308,850
2017 Senior Secured Bonds	497,778	536,250	497,458	512,500
2020 Senior Secured Notes	750,000	738,750	—	—
2018 Senior Secured Term Loan B	744,627	750,000	—	—

We estimate the fair values of our variable-rate and fixed-rate debts using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	September 30, 2013
	Carrying	Fair value measurements using
	value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$5,212	—	$5,212	—
Liabilities:
Interest rate swaps	$(4,108)	—	$(4,108)	—

	December 31, 2012
	Carrying	Fair value measurements using
	value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(47,006)	—	$(47,006)	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporates various

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments with master netting arrangements executed with the same counterparty, but reports them gross on its consolidated balance sheets.

Refer to Note 6 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 8 — Commitments and Contingencies

Commitments — As of September 30, 2013, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Our ability to meet these commitments and ongoing working capital needs will depend in part on our future operating and financial performance, which is dependent on cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for the Company’s ultra-deepwater drillship construction projects.

Contingencies — It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition, results of operations or cash flows.

In 2012, the Federal Inland Revenue Service of Nigeria (the “FIRS”) commenced an audit of the 2011 tax year of our subsidiaries operating in Nigeria. In the second quarter of 2013, the FIRS issued a tax assessment related to the 2011 audit. We are currently under discussion with the FIRS to resolve the issues raised in their tax assessment. We do not believe the ultimate liability, if any, resulting from the tax assessment will have a material adverse effect on our financial condition, results of operations or cash flows.

We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million of loss of hire insurance recovery recognized during the nine months ended September 30, 2012.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 9 — Earnings per Share

The following reflects the income (loss) and the share data used in the basic and diluted earnings (loss) per share computations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands, except share and per share information)
Numerator:
Net income (loss), basic and diluted	$30,327	$(1,976)	$(188)	$17,524
Denominator:
Weighted average number of common shares outstanding, basic	216,968,926	216,902,000	216,943,661	216,900,665
Effect of share-based compensation awards	188,226	—	—	1,901

Weighted average number of common shares outstanding, diluted	217,157,152	216,902,000	216,943,661	216,902,566
Earnings (loss) per share:
Basic	$0.14	$(0.01)	$—	$0.08
Diluted	$0.14	$(0.01)	$—	$0.08

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings (loss) per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Share-based compensation awards	6,174,984	4,291,116	6,363,210	4,289,215

Note 10 — Supplemental Cash Flow Information

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of September 30, 2013 and 2012. During the nine months ended September 30, 2013 and 2012, capital expenditures include the increase in accrued capital expenditures of $12.5 million and the decrease in accrued capital expenditures of $13.9 million in our consolidated statements of cash flows, respectively.

During the nine months ended September 30, 2013 and 2012, non-cash amortization of deferred financing costs and accretion of debt discount totaling $5.1 million and $2.9 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the nine months ended September 30, 2013 and 2012.

Note 11 — Subsequent Event

On October 30, 2013, we entered into an amendment to our Senior Secured Revolving Credit Facility that added Standard Chartered Bank for the purpose of issuing letters of credit under the facility. On November 4, 2013, Standard Chartered Bank issued a letter of credit for the benefit of Standard Charter Bank Nigeria in an amount of 14,586,160,101 Naira (approximately $91.9 million) in anticipation of the arrival of the Pacific Khamsin into Nigeria. This letter of credit provides credit support for the TI bond issued by Standard Charter Bank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Khamsin.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drilling rigs. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater segment of the rig market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater segment, our drillships can and do operate effectively in water depths as shallow as 2,000 feet, and as such we also compete to provide services at shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Our Fleet

Rig Name	Expected Delivery	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora	Delivered	10,000	37,500	Chevron
Pacific Scirocco	Delivered	12,000	40,000	Total
Pacific Mistral	Delivered	12,000	37,500	Petrobras
Pacific Santa Ana	Delivered	12,000	40,000	Chevron
Pacific Khamsin	Delivered	12,000	40,000	Chevron
Pacific Sharav	End of First Quarter 2014	12,000	40,000	Chevron
Pacific Meltem	Second Quarter 2014	12,000	40,000	Available
Pacific Zonda	First Quarter 2015	12,000	40,000	Available

Drilling Contracts for our Fleet

The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”).

•	The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). In April 2012, Total exercised an initial one-year option, and in April 2013, Total exercised a subsequent one-year option extending the contract term to January 2015.

•	The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with Petróleo Brasileiro S.A. (“Petrobras”).

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•	The Pacific Khamsin was delivered to us on August 31, 2013 and is estimated to commence its two-year contract with a subsidiary of Chevron in Nigeria on or about December 1, 2013. Chevron also has the right to deploy the drillship in one of several additional countries, including Liberia and certain countries in Asia.

•	Upon delivery at the end of the first quarter of 2014, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the early part of the third quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Newbuild Drillships

The Pacific Sharav, the Pacific Meltem and the Pacific Zonda are all currently under construction at SHI, and are scheduled for delivery at the end of the first quarter of 2014, in the second quarter of 2014 and in the first quarter of 2015, respectively.

Significant Developments

On August 31, 2013, we took delivery of the Pacific Khamsin. The drillship is mobilizing to commence a two-year drilling contract in Nigeria with a subsidiary of Chevron.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which is influenced by various factors. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

During the first nine months of 2013, offshore drilling contractors placed 12 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships. We estimate there are approximately 56 ultra-deepwater rigs delivered or scheduled for delivery from October 1, 2013 until the end of 2015, 28 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, rigs to be delivered in this timeframe would need to have been ordered already and therefore supply of ultra-deepwater units through the end of 2015 can be estimated at 174. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than those of older or less capable drilling rigs. This makes these projects less sensitive to short-term oil price fluctuations. Therefore, dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs. Furthermore, long-term expectations about future oil and natural gas prices have historically been a key driver for deepwater and ultra-deepwater exploration and development spending. Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology.

The first nine months of 2013 saw oil and global non-U.S. natural gas prices exhibit a level of volatility comparable to historical norms while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued to be positive in key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in the U.S. Gulf of Mexico, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

The foregoing factors resulted in a tight supply-demand balance for modern drillships in the first nine months of 2013, with steady dayrates and near 100% utilization. While we believe that these trends will continue to benefit us and that the demand for these rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2012 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 1, 2013, our contract backlog was approximately $2.9 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $2.9 billion contract backlog as of November 1, 2013, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate		Average Contract Backlog Revenue Per Day(a)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$164,577,000	$474,700		$554,000		August 26, 2011	3 years(b)
Pacific Scirocco	Nigeria	Total	$212,447,000	Footnote	(c)	$475,000	(c)	December 31, 2011	3 years and 8 days(c)
Pacific Mistral	Brazil	Petrobras	$235,602,000	$458,000		$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$703,184,000	$489,530		$552,000		March 21, 2012(d)	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$526,140,000	$660,000		$722,000	(e)	December 1, 2013	2 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,075,875,000	$555,000		$590,000		Early Third Quarter 2014	5 years

(a)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(b)	Contract also provides for two successive un-priced one-year options.
(c)	The contractual dayrate for the Pacific Scirocco is currently $474,750, which is the average contract backlog revenue per day through January 7, 2014. Starting on January 8, 2014, the average contract backlog revenue per day will be $494,950 based on the contractual dayrate for the one-year option period through January 7, 2015. The contract also provides for a further two-year option with a contractual dayrate of $498,990, which expires in April 2014.
(d)	On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the United States Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the United States Gulf of Mexico.
(e)	Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Average contract backlog revenue per day for the Pacific Khamsin is calculated by dividing the contract backlog revenue, which is recognized over the primary term of the drilling contract, by the remaining number of days committed under the two-year contract. The drilling contract also includes $10 million in demobilization fees that are deferred and will be recognized as revenue in a lump sum upon conclusion of the drilling contract; accordingly, this $10 million is not included in the average contract backlog revenue per day for the Pacific Khamsin.

Results of Operations

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012

The following table provides an analysis of our condensed consolidated results of operations for the three months ended September 30, 2013 and 2012:

	Three Months Ended September 30,
	2013	2012	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$193,240	$171,986	$21,254	12%
Costs and expenses
Contract drilling	(82,719)	(96,190)	13,471	(14)%
General and administrative expenses	(13,080)	(10,506)	(2,574)	25%
Depreciation expense	(36,646)	(36,129)	(517)	1%

	(132,445)	(142,825)	10,380	(7)%
Operating income	60,795	29,161	31,634	108%
Other income (expense)
Costs on interest rate swap termination	—	—	—	0%
Interest expense, other	(23,797)	(26,992)	3,195	(12)%

Total interest expense	(23,797)	(26,992)	3,195	(12)%
Costs on extinguishment of debt	—	—	—	0%
Other income (expense)	(842)	35	(877)	(2,506)%

Income before income taxes	36,156	2,204	33,952	1,540%
Income tax expense	(5,829)	(4,180)	(1,649)	39%

Net income (loss)	$30,327	$(1,976)	$32,303	(1,635)%

Revenues. Revenues were $193.2 million for the three months ended September 30, 2013, compared to $172 million for the three months ended September 30, 2012. The increase in revenues during the three months ended September 30, 2013 resulted primarily from improvements in operating efficiency of the fleet. The increase in revenue was also partially offset by a decrease in amortization of deferred revenue.

During the three months ended September 30, 2013, our operating fleet of drillships achieved an average revenue efficiency of 96.9% compared to 83.1% during the three months ended September 30, 2012. Revenue efficiency is defined as the actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

The improvement in revenue efficiency resulted from lower downtime in the third quarter of 2013 as compared to the third quarter of 2012. In particular, the level of revenue efficiency obtained in the third quarter of 2013 was the highest for our fleet to date. For the same period of 2012, our fleet was not fully out of its shakedown process that newbuild drillships typically experience during their initial period of operations, which resulted in the lower efficiency.

Contract drilling revenue for the three months ended September 30, 2013 and 2012 also included amortization of deferred revenue of $18.2 million and $26 million and reimbursable revenues of $6.2 million and $2.3 million, respectively. The decrease in the amortization of deferred revenue was due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, as the drillship reached the end of the amortization period for the mobilization, contract preparation and asset upgrade deferred revenue. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The increase in reimbursable revenues was the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $82.7 million for the three months ended September 30, 2013, compared to $96.2 million for the three months ended September 30, 2012. The decrease in contract drilling costs was driven by enhanced cost control resulting in reductions in direct rig related operating expenses per operating rig per day and lower amortization of deferred mobilization costs. During the third quarter of 2012, our fleet was not fully out of its ramp-up period resulting in incremental costs, particularly in maintenance expenses. During the third quarter of 2013, reductions in maintenance expenses as compared to the comparable period of the prior year, more than offset compensation increases driven by salary increases for our rig personnel implemented during the first quarter of 2013.

During the three months ended September 30, 2013, direct rig related operating expenses were approximately $66.3 million or $180,100 per operating rig per day and shore-based and other support costs were approximately $6.6 million. During the three months ended September 30, 2012, direct rig related operating expenses were approximately $70.8 million or $192,500 per operating rig per day and shore-based and other support costs were approximately $6.6 million. During the three months ended September 30, 2013 and 2012, direct rig related operating expenses included $6.1 million and $1.7 million of reimbursable costs, respectively. These reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. During the three months ended September 30, 2013 and 2012, direct rig related operating expenses per operating rig per day were approximately $163,400 and $187,800 excluding the impacts of reimbursable costs, respectively. The decrease in direct rig related operating expenses per operating rig per day excluding reimbursable costs during the three months ended September 30, 2013 was attributable to lower equipment and maintenance costs as compared to the three months ended September 30, 2012, which included rig startup costs for the fleet.

Contract drilling costs for the third quarter of 2013 and 2012 additionally included $9.8 million and $18.8 million in amortization of deferred mobilization costs, respectively. The decrease in the amortization of deferred mobilization costs in the third quarter of 2013 as compared to the third quarter of 2012 was due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, the period over which the deferred mobilization costs are fully amortized.

General and administrative expenses. General and administrative expenses were $13.1 million for the three months ended September 30, 2013, compared to $10.5 million for the three months ended September 30, 2012. The increase in general and administrative expenses was primarily related to planned employee headcount additions required to support our expanding fleet.

Depreciation expense. Depreciation expense was $36.6 million for the three months ended September 30, 2013, compared to $36.1 million for the three months ended September 30, 2012. Depreciation expense for the quarter remained essentially constant as compared to the same quarter in the prior year due to a full quarter of expense on each of the four operating vessels in both periods.

Interest expense. Interest expense was $23.8 million for the three months ended September 30, 2013, compared to $27 million for the three months ended September 30, 2012. The decrease in interest expense was primarily due to lower expenses on our current interest rate swaps of approximately $1 million compared to $5.6 million incurred during the three months ended September 30, 2012 under the more costly PFA Interest Rate Swaps.

Other income (expense). Other expense was approximately $0.8 million for the three months ended September 30, 2013, compared to other income of $0 for the three months ended September 30, 2012. The increase in other expense primarily related to currency exchange fluctuations.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the three months ended September 30, 2013 and 2012, our effective tax rate was 16.1% and 189.7%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The decrease in our effective tax rate for the three months ended September 30, 2013 as compared to the three months ended September 30, 2012 primarily related to a change in the blend of forecasted income that was taxed based on gross revenues versus pre-tax book income. Additionally, the effective tax rate for the three months ended September 30, 2012 was negatively impacted by net operating losses incurred in jurisdictions where the Company has taken no benefit for such net operating losses on the basis the Company believes it is more likely than not that it will not be able to recover the benefit of the net operating losses. A disproportionate amount of these net operating losses were incurred during the three months ended September 30, 2012 as compared to net operating losses that were expected for the year ended December 31, 2012.

Nine months ended September 30, 2013 Compared to Nine months ended September 30, 2012

The following table provides an analysis of our condensed consolidated results of operations for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$545,028	$446,160	$98,868	22%
Costs and expenses
Contract drilling	(246,641)	(244,564)	(2,077)	1%
General and administrative expenses	(35,658)	(33,750)	(1,908)	6%
Depreciation expense	(109,752)	(91,235)	(18,517)	20%

	(392,051)	(369,549)	(22,502)	6%
Loss of hire insurance recovery	—	23,671	(23,671)	(100)%

Operating income	152,977	100,282	52,695	53%
Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	100%
Interest expense, other	(68,257)	(71,938)	3,681	(5)%

Total interest expense	(106,441)	(71,938)	(34,503)	48%
Costs on extinguishment of debt	(28,428)	—	(28,428)	100%
Other income (expense)	(946)	3,859	(4,805)	(125)%

Income before income taxes	17,162	32,203	(15,041)	(47)%
Income tax expense	(17,350)	(14,679)	(2,671)	18%

Net income (loss)	$(188)	$17,524	$(17,712)	(101)%

Revenues. Revenues were $545 million for the nine months ended September 30, 2013, compared to $446.2 million for the nine months ended September 30, 2012. The revenue for the nine months ended September 30, 2012 reflected a full nine months of operations from only the Pacific Bora and the Pacific Scirocco and a partial nine months of operations from the Pacific Mistral and the Pacific Santa Ana, which commenced operations on February 6, 2012 and May 4, 2012, respectively. The increase in revenues during the nine months ended September 30, 2013 resulted primarily from improvements in operating efficiency of the fleet as well as the inclusion of a full nine months of operations from our four operating drillships. The increase in revenue was also partially offset by a decrease in amortization of deferred revenue.

During the nine months ended September 30, 2013, our operating fleet of drillships achieved an average revenue efficiency of 92.7% compared to 85.3% during the nine months ended September 30, 2012.

The improvement in revenue efficiency was a result of lower downtime in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. During the nine months ended September 30, 2012, revenue efficiency was negatively impacted by periods of shakedown in the fleet.

In the nine months ended September 30, 2013, revenue efficiency was negatively impacted by planned unpaid blowout preventer (“BOP”) maintenance on the Pacific Bora and the Pacific Scirocco and approximately 20 days of non-compensated time for the completion of contractually required BOP upgrades on the Pacific Mistral. These items resulted in approximately 2.8% of fleet revenue efficiency loss in the nine months ended September 30, 2013.

Contract drilling revenue for the nine months ended September 30, 2013 and 2012 also included amortization of deferred revenue of $52.3 million and $69.2 million and reimbursable revenues of $15.3 million and $5.4 million, respectively. The decrease in the amortization of deferred revenue was due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, as the drillship reached the end of the amortization period for the mobilization, contract preparation and asset upgrade deferred revenue. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The increase in reimbursable revenues was the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $246.6 million for the nine months ended September 30, 2013, compared to $244.6 million for the nine months ended September 30, 2012. The increase in contract drilling costs was primarily due to a full nine months of operations from our four operating drillships in the nine months ended September 30, 2013 as opposed to the nine months ended September 30, 2012 with only a full nine months of operations from the Pacific Bora and the Pacific Scirocco and a partial period of operations from the Pacific Mistral and the Pacific Santa Ana; however, the increase in contract drilling costs during the nine months ended September 30, 2013 was largely offset by lower equipment and maintenance costs as compared to the nine months ended September 30, 2012, which included rig startup costs for the fleet.

During the nine months ended September 30, 2013, direct rig related operating expenses were approximately $199.4 million or $182,600 per operating rig per day and shore-based and other support costs were approximately $18 million. During the nine months ended September 30, 2012, direct rig related operating expenses were approximately $174.9 million or $187,000 per operating rig per day and shore-based and other support costs were approximately $17.6 million. During the nine months ended September 30, 2013 and 2012, direct rig related operating expenses included $15.3 million and $4.3 million of reimbursable costs. These reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. During the nine months ended September 30, 2013 and 2012, direct rig related operating expenses per operating rig per day were approximately $168,600 and $182,300 excluding the impacts of reimbursable costs, respectively. The decrease in direct rig related operating expenses per operating rig per day excluding reimbursable costs during the nine months ended September 30, 2013 was attributable to lower equipment and maintenance costs as compared to the nine months ended September 30, 2012, which included rig startup costs for our four operating drillships.

Contract drilling costs for the nine months ended September 30, 2013 and 2012 additionally included $29.1 million and $52 million in amortization of deferred mobilization costs, respectively. The decrease in the amortization of deferred mobilization costs in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 was due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013, the period over which the deferred mobilization costs are fully amortized.

General and administrative expenses. General and administrative expenses were $35.7 million for the nine months ended September 30, 2013, compared to $33.8 million for the nine months ended September 30, 2012. General and administrative expenses increased primarily related to planned employee headcount additions required to support our expanding fleet. The increase in the nine months ended September 30, 2013 was partially offset by $2.1 million in legal fees incurred during the nine months ended September 30, 2012 to make amendments to the PFA in order to facilitate improvements in our corporate structure.

Depreciation expense. Depreciation expense was $109.8 million for the nine months ended September 30, 2013, compared to $91.2 million for the nine months ended September 30, 2012. The increase in depreciation expense was primarily due to a full nine months of operations in 2013 from our four operating drillships.

Loss of hire insurance recovery. During the nine months ended September 30, 2012, we had income from loss of hire insurance recovery of $23.7 million. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy. During the nine months ended September 30, 2012, we received proceeds under the policy of $23.7 million.

Interest expense. Interest expense was approximately $106.4 million for the nine months ended September 30, 2013, compared to $71.9 million for the nine months ended September 30, 2012. The increase in interest expense was primarily due to the PFA Refinancing. During 2010 and 2011, we entered into four separate interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA. In connection with the PFA Refinancing, on May 28, 2013, we terminated the PFA Interest Rate Swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

Costs of debt extinguishment. We incurred debt extinguishment costs of $28.4 million during the nine months ended September 30, 2013. The costs of debt extinguishment were primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.

Other income (expense). Other expense was approximately $0.9 million for the nine months ended September 30, 2013, compared to $3.9 million in other income for the nine months ended September 30, 2012. The decrease in other income primarily related to currency exchange fluctuations.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the nine months ended September 30, 2013 and 2012, our effective tax rate was 101.1% and 45.6%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The tax rate for the nine months ended September 30, 2013 was negatively impacted by the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related the PFA Refinancing. Without the impact of these costs, the effective tax rate for the nine months ended September 30, 2013 was 20.7%. The decrease in our effective tax rate for the nine months ended September 30, 2013 (excluding the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related the PFA Refinancing) as compared to the nine months ended September 30, 2012 primarily related to a change in the blend of forecasted income that was taxed based on gross revenues versus pre-tax book income.

Liquidity and Capital Resources

Liquidity

As of September 30, 2013, we had $133.9 million of cash and cash equivalents. Our liquidity requirements include funding ongoing working capital needs, repaying our outstanding indebtedness and anticipated capital expenditures, which are largely comprised of our progress payments for our ultra-deepwater drillship construction projects, and maintaining adequate cash reserves to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities, which includes availability under our Senior Secured Revolving Credit Facility and Senior Secured Credit Facility Agreement, and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as payments for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities, including availability under our Senior Secured Revolving Credit Facility and our Senior Secured Credit Facility Agreement, will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for our ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in part on our ability to secure additional financing, which is uncommitted at this time, before repaying the 2015 Senior Unsecured Bonds and taking delivery of the Pacific Zonda in the first quarter of 2015.

Capital Expenditures and Working Capital Funding

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into a contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, the Pacific Meltem, and in January 2013, we entered into an additional contract with SHI for the construction of our eighth advanced-capability, ultra-deepwater drillship, the Pacific Zonda.

During this quarter, we paid all of the remaining SHI project costs on the Pacific Khamsin upon its delivery. The SHI contracts for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of approximately $403.3 million through September 30, 2013. With respect to these vessels, we anticipate making payments of approximately $25.9 million during the remainder of 2013, approximately $756.3 million in 2014 and approximately $336.4 million in 2015.

We expect the project cost for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda under construction to be approximately $662.9 million, $627.8 million and $634.1 million, respectively, or $1.9 billion in total. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of September 30, 2013, there were approximately $1.4 billion of remaining project costs for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda of which approximately $1.1 billion is remaining contractual commitments to SHI. We intend to finance the approximately $841.5 million in remaining project costs for the Pacific Sharav and the Pacific Meltem with our Senior Secured Credit Facility Agreement. We expect to finance the $582.3 million in remaining project costs for the Pacific Zonda with our existing cash balances and operating cash flow generation. Additionally, we have $200 million in available borrowings under our Senior Secured Revolving Credit Facility, which can also be used to meet remaining obligations for the Pacific Zonda.

Sources and Uses of Cash

The following table provides an analysis of our cash flow from operating activities for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(188)	$17,524	$(17,712)
Depreciation expense	109,752	91,235	18,517
Amortization of deferred revenue	(52,336)	(69,219)	16,883
Amortization of deferred mobilization costs	29,147	52,033	(22,886)
Amortization of deferred financing costs	8,319	10,236	(1,917)
Amortization of debt discount	252	—	252
Write-off of unamortized deferred financing costs	27,644	—	27,644
Costs on interest rate swap termination	38,184	—	38,184
Deferred income taxes	(2,505)	2,451	(4,956)
Share-based compensation expense	6,964	3,880	3,084
Changes in operating assets and liabilities, net	28,351	24,710	3,641

Net cash provided by operating activities	$193,584	$132,850	$60,734

The increase in net cash provided by operating activities was primarily due to a full nine months of operations from our four operating drillships for the nine months ended September 30, 2013, as opposed to a full nine months of operations from the Pacific Bora and the Pacific Scirocco and a partial nine months of operations from the Pacific Mistral and the Pacific Santa Ana for the nine months ended September 30, 2012.

The following table provides an analysis of our cash flow from investing activities for the nine months ended September 30, 2013 and September 30, 2012:

	Nine Months Ended September 30,
	2013	2012	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(772,249)	$(344,128)	$(428,121)
Decrease in restricted cash	172,184	73,890	98,294

Net cash used in investing activities	$(600,065)	$(270,238)	$(329,827)

The increase in capital expenditures resulted primarily from increases in payments for our drillships under construction, including the final SHI payment for the Pacific Khamsin at delivery and progress payments for the Pacific Sharav, the Pacific Meltem and the Pacific Zonda. The decrease in restricted cash resulted primarily from the refinancing of the PFA and the termination of the TI Facilities on June 3, 2013, each of which had imposed restrictions on certain of our cash accounts.

The following table provides an analysis of our cash flow from financing activities for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from long-term debt	$1,497,250	$300,000	$1,197,250
Payments on long-term debt	(1,458,125)	(109,375)	(1,348,750)
Payment for costs on interest rate swap termination	(41,993)	—	(41,993)
Deferred financing costs	(62,684)	(7,003)	(55,681)

Net cash provided by (used in) financing activities	$(65,552)	$183,622	$(249,174)

The decrease in cash from financing activities during the nine months ended September 30 2013 primarily resulted from deferred financing costs of $62.7 million incurred to enter into the Senior Secured Credit Facility Agreement, the 2020 Senior Secured Notes, the Senior Secured Term Loan B and the Senior Secured Revolving Credit Facility. Additionally, in connection with the PFA Refinancing, we paid $42 million to terminate each of the four PFA Interest Rate Swaps and their related liabilities. Proceeds of long-term debt resulted in borrowing under the Senior Secured Credit Facility Agreement and the 2020 Senior Secured Notes along with an initial drawdown of $1 million in conjunction with the process to close the SSCF. During the nine months ended September 30, 2013, we made $109.4 million in principal repayments on the PFA prior to the PFA Refinancing extinguishment of the $1,347 million in remaining debt.

During the nine months ended September 30, 2012, we borrowed $300 million under the 2015 Senior Unsecured Bonds and paid $7 million in deferred financing costs. Additionally, we paid $109.4 million in principal repayments on the PFA.

Description of Indebtedness

8.25% Senior Unsecured Bonds due 2015. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The 2015 Senior Unsecured Bonds bear interest at 8.25% per annum, which is payable semiannually on February 23 and August 23, and mature on February 23, 2015. See Note 4 to the unaudited condensed consolidated financial statements.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and the Company, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. See Note 4 to the unaudited condensed consolidated financial statements.

5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement of $750 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020 to eligible purchasers. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable quarterly commencing on December 1, 2013, and mature on June 1, 2020. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Term Loan B due 2018. On June 3, 2013, the Company entered into a $750 million senior secured term loan. The maturity date for the Senior Secured Term Loan B is June 3, 2018. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Revolving Credit Facility. On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500 million (permits loans to be extended up to a maximum sublimit of $200 million and permits letters of credit to be issued up to a maximum sublimit of $300 million). See Note 4 to the unaudited condensed consolidated financial statements.

Letters of Credit

As of September 30, 2013, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $196.9 million related to letters of credit issued under our Senior Secured Revolving Credit Facility as security for the Pacific Bora and the Pacific Scirocco TI Bonds. See Note 4 to the unaudited condensed consolidated financial statements.

On November 4, 2013, a letter of credit of approximately $91.9 million was issued under our Senior Secured Revolving Credit Facility as security for the Pacific Khamsin TI Bond. See Note 11 to the unaudited condensed consolidated financial statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 6 to the unaudited condensed consolidated financial statements.

Contractual Obligations

The table below sets forth our contractual obligations as of September 30, 2013:

	Remaining three months	For the years ending December 31,
Contractual Obligations	2013	2014-2015	2016-2017	Thereafter	Total
	(in thousands)
Long-term debt(a)	$1,875	$315,000	$515,000	$1,467,250	$2,299,125
Interest on long-term debt(b)	50,823	302,077	269,260	134,927	757,087
Operating leases	268	1,721	1,670	2,375	6,034
Purchase obligations(c)	96,078	121,425	—	—	217,503
Ultra-deepwater drillships(d)	25,876	1,092,722	—	—	1,118,598

Total contractual obligations	$174,920	$1,832,945	$785,930	$1,604,522	$4,398,347

(a)	Includes current maturities of long-term debt.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR rates as of September 30, 2013 and includes the impact of our outstanding interest rate swaps. Interest on the SSCF is based on existing outstanding borrowings of $1 million as of September 30, 2013. As such, interest on long-term debt as presented in the table above excludes the impact of additional interest under the SSCF that will be incurred as additional borrowings are drawn from the remaining $999 million in available funds, which we anticipate will occur in full on or before the delivery of the Pacific Meltem currently expected in the second quarter of 2014. Under our Senior Secured Revolving Credit Facility, we record interest expense for fees on undrawn commitments and unused letter of credit capacity, approximately $303.1 million as of September 30, 2013, while our outstanding letters of credit, approximately $196.9 million as of September 30, 2013, accrue interest at a different rate. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our Senior Secured Revolving Credit Facility if the Company issues additional letters of credit or borrows under the $200 million revolving sub-limit. On November 4, 2013, a letter of credit of approximately $91.9 million was issued under our Senior Secured Revolving Credit Facility as security for the Pacific Khamsin TI Bond.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure of our critical accounting estimates. During the three and nine months ended September 30, 2013, we have not made any material changes in accounting methodology.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2012 Annual Report. During the three and nine months ended September 30, 2013, there have been no material changes to the judgments, assumptions and estimates, upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Quarterly Report and in Note 2 to our consolidated financial statements included in our 2012 Annual Report.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Quarterly Report. These risks include the risks that are identified in the “Risk Factors” section of our 2012 Annual Report, and also include, among others, risks associated with the following:

•	the oil and gas market and its impact on demand for our services, including supply and demand for oil and gas and expectations regarding future energy prices;

•	our substantial level of indebtedness;

•	our need for cash to meet our debt service obligations;

•	our limited number of assets and small number of clients;

•	downtime of our drillships;

•	competition within our industry;

•	oversupply of rigs competing with our rigs;

•	termination of our client contracts;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects and rig deliveries;

•	our limited operating history;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulations;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti bribery laws;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	general economic conditions and conditions in the oil and natural gas industry;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from clients;

•	the volatility of the price of our common shares;

•	changes in tax laws, treaties or regulations;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this Quarterly Report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this Quarterly Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Quarterly Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in our 2012 Annual Report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Quarterly Report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 6 and Note 7 to the unaudited condensed consolidated financial statements. As of September 30, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $36.6 million, based on floating rate debt of $749.1 million less the $712.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the Senior Secured Revolving Credit Facility as no amounts were borrowed under the facility subject to floating interest rates as of September 30, 2013. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $0.4 million on an annual basis as of September 30, 2013.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Annual Report. There have been no material changes to these previously reported matters during the three and nine months ended September 30, 2013.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Note 8 to the unaudited condensed consolidated financial statements.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2012 Annual Report and under Part II, Item 1A “Risk Factors” in our quarterly reports on Form 6-K for the quarters ended March 31, 2013 and June 30, 2013.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

Exhibit Number	Description

99.1	Amendment No. 1 to Senior Secured Credit Facility Agreement.

99.2	Amended and Restated Senior Secured Credit Facility Agreement, dated as of September 13, 2013, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as Borrowers, Pacific Drilling S.A., as Guarantor, and the arrangers, lenders and agents named therein.

99.3	Amendment No. 1 to Senior Secured Revolving Credit Facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 7, 2013	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary